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                  SUPPLEMENT TO LITHIUM TECHNOLOGY CORPORATION
                       PROSPECTUS DATED SEPTEMBER 27, 1996


Delete the last paragraph on Page 7, the carry-over paragraph on Page 8 and the first full paragraph on Page 8, and replace the same with the following:

         NEED FOR ADDITIONAL CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING. The amount of capital the Company currently has will not be sufficient to finance all stages necessary to commercialize the Company's rechargeable battery technology. The Company believes that it has sufficient capital resources to meet the Company's needs and satisfy the Company's obligations through approximately the second quarter of 1997 based on the Company's current strategies and subject to the uncertainties discussed in this Prospectus. The Company does not currently have sufficient cash to achieve all its development and production objectives, including the 1998 installation of the pilot manufacturing line (defined and discussed herein) during the first half of 1998. In order to finance its business, the Company will need to obtain additional financing. In order to raise this capital, the Company will be required to sell additional debt or equity securities. The Company has thus far successfully raised approximately $8.9 million through the private sale of its securities including $1.75 million from the sale of Convertible Notes (as defined below) in October 1996 (the "Convertible Notes Offering").

         New capital will be required in order for the Company to proceed with the Company's business strategy, and such new capital is planned to be sought from several sources, including the Consortium. There can be no assurance that the incremental capital needed to attain commercial viability of the Company's battery technology will be obtained (which the Company currently estimates at approximately $25 million). There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing stockholders will incur further dilution.

         The Company has received a commitment letter from Laidlaw & Co. for an underwritten public offering of between $7 million and $10 million of the Company's common stock (the "Underwritten Offering"). The commitment letter is subject to a number of conditions. Pursuant to the Convertible Note Agreements (defined and discussed herein), executed in connection with the Convertible Notes Offering, the Company has agreed to use part of the Underwritten Offering proceeds to repay the Convertible Notes. There can be no assurance that the Underwritten Offering will be consummated. Moreover, the offering proceeds will not satisfy the Company's entire cash needs. If the Company is unable to raise sufficient additional capital, it will be forced to curtail research and development expenditures which, in turn, will delay, and could prevent, the completion of the commercialization process. The Company is also currently discussing future funding alternatives with potential unrelated third-party investors. See "Management's Discussion and Analysis -- Liquidity, Capital Resource, and Financial Conditions."

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Delete the last two sentences under the caption "Exercise of Outstanding
Warrants; Additional Dilution" on Page 16 and replace the same with the following paragraph and insert the following after the first full paragraph on Page 30:

         In October 1996, the Company issued $1.75 million principal amount convertible notes (the "Convertible Notes"). In connection with the issuance of the Convertible Notes, the Company issued 267,176 shares of the Company's common stock as compensation to the purchasers of the Convertible Notes, and 66,794 shares plus a warrant to purchase an additional 87,500 shares at an exercise price of $1.31 to the placement agent. Pursuant to the terms of the Convertible Note Agreements, additional shares may be required to be issued to the purchasers of the Convertible Notes in the event of certain post-closing events. First, the Convertible Notes must be repaid on the earlier to occur of (i) January 23, 1997 or (ii) the Underwritten Offering described herein. In the event that the principal amount of the Convertible Notes is not paid when due the Noteholders may convert the Convertible Notes into as much as $3,850,000 worth of the Company's common stock (to be valued as of the date of specified triggering events less a discount factor). In the event of default, commencing on the 151st day after the closing date and until the time of such conversion by the Noteholders, the Company is required to pay the Noteholders 10% interest on the outstanding principal balance of the Convertible Notes. The Noteholders' conversion rights expire upon the earlier of (i) repayment of the Convertible Notes or (ii) November 2, 1998, and such conversion rights are the Noteholders' exclusive remedy in the event of the Company's failure to repay the principal amount of the Convertible Notes. The Convertible Notes, if unpaid on November 2, 1998, are automatically converted into shares of the Company's common stock. The terms of the Convertible Note Agreements allow the Company two 30-day extensions of the January 23, 1997 maturity date, provided the Company issues to the Noteholders $175,000 worth of the Company's common stock (based on the value of the common stock at the time of the extension less a discount factor), for each such extension. Second, if the Company does not file a registration statement with the Securities and Exchange Commission covering the Underwritten Offering described herein by November 24, 1996, the Company is required to issue to the Noteholders an additional $43,750 worth of the Company's common stock (based on the value of the common stock valued as of that date less a discount factor). The Company must also issue to the Noteholders an additional $8,750 worth of the Company's common stock each week that such registration statement is not filed thereafter (based on the value of the common stock at the beginning of each such week less a discount factor). There can be no assurances that: (a) the registration statement for the Underwritten Offering will be timely filed; (b) the Underwritten Offering will be successfully concluded; (c) the Company will not exercise both extensions on the maturity date of the Convertible Notes; or
(d) the Company will be able to repay the principal amount of the Convertible Notes by January 23, 1997. Consequently, stockholders may incur a substantial dilution of their equity interest. The number of shares issuable to the Noteholders could be substantial and, pursuant to the terms of the Convertible Notes, could increase substantially if the market value of the Company's common stock, which is a component of the applicable conversion formulas, decreases substantially.


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Insert the following paragraph as a new third paragraph under the caption
"Shares Eligible for Future Sales" on Page 16:

         The 333,970 shares already issued in connection with the Convertible Notes Offering and the shares issuable upon conversion of the Convertible Notes and/or the occurrence of other specified events will be (i) eligible for future sale pursuant to Regulation S promulgated under the Securities Act of 1933, as amended, and/or (ii) eligible for future sale upon the exercise, if any, of any applicable piggy back registration rights.



Delete third paragraph on Page 28, and replace such paragraph with the following paragraph:

         The Company has financed its operations from December 10, 1993 with convertible debt and private placements of common and preferred stock and has raised approximately $8.9 million, including, most recently, the $1.75 million sale of Convertible Notes in October 1996 described herein. Also, the Company has received a commitment letter from Laidlaw & Co. for an underwritten public offering of between $7 million to $10 million of the Company's common stock. There can be no assurances that the Underwritten Offering will be successfully concluded.
See "Risk Factors."



Delete the third full paragraph on Page 29 and replace the same with the following:

         The Company believes that it has sufficient capital resources to meet the Company's needs and satisfy the Company's obligations through approximately the second quarter of 1997 based on the Company's current strategies and subject to the uncertainties discussed in this Prospectus. The Company does not currently have sufficient cash to achieve all its development and production objectives, including the 1998 installation of the pilot manufacturing line during the first half of 1998. In order to raise sufficient capital for its future growth, the Company will be required to sell additional debt or equity securities. See "Plan of Operation for the Company."


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Delete the last two paragraphs on Page 34 and replace such with the following:

         The Company does not currently have sufficient cash to achieve all its development and production objectives, including the 1998 installation of the pilot manufacturing line during the first half of 1998. In order to raise sufficient capital, the Company will be required to sell additional debt or equity securities. The Company has thus far successfully raised approximately $8.9 million through the private sale of its securities including $1.75 million from the sale of Convertible Notes in October 1996. Under the terms of the Convertible Note Agreements, the Company may be required to issue a substantial number of shares of its common stock in the event that the principal amount of the Convertible Notes are not repaid at maturity and/or other contingencies occur. See "Risk Factors - Exercise of Outstanding Warrant; Additional Dilution" for other important contingencies contained in the Convertible Note Agreements. This capital infusion will permit the Company to continue its development and commercialization efforts through approximately the second quarter of 1997 and will be used to accomplish the commercialization plan milestones through the second quarter of 1997 based on the Company's current strategies and subject to the uncertainties discussed in this Prospectus.

         The Company has received a commitment letter from Laidlaw & Co. for an underwritten public offering of between $7 million and $10 million of the Company's common stock (the "Underwritten Offering"). There can be no assurance that the Underwritten Offering will be consummated. Of the proceeds of the Underwritten Offering, $1.75 million will be used to repay the Convertible Notes. These funds and other capital will be required in order for the Company to proceed with the Company's business strategy. Accordingly, new capital is planned to be sought from several sources, including the Consortium. This may result in further dilution to the Company's existing stockholders. The Company will seek to expand its strategic alliance with the Consortium and is pursuing further corporate alliances which would provide capital from license fees or an additional equity investment. Discussions are continuing with companies in Japan, Korea, Taiwan, Europe and the United States. However, there can be no assurances that additional capital will be available to the Company on a timely basis or on acceptable terms.


Delete the third paragraph on Page 36, and replace such with the following:

         The Company sold $1.75 million aggregate principal amount Convertible Notes in October 1996. In connection with the issuance of the Convertible Notes, the Company has issued 333,970 shares of the Company's common stock and a warrant to purchase another 87,500 shares. Also, additional shares may be required to be issued to the purchasers of the Convertible Notes in the event of that the principal amount of the Convertible Notes are not repaid at maturity or other contingencies occur. The issuance of these additional shares may cause a substantial dilution to existing shareholders. See "Risk Factors - Exercise of Outstanding Warrant; Additional Dilution" for other important contingencies contained in the Convertible Note Agreements. On October 7, 1996, the Company received a commitment letter from Laidlaw & Co. for an underwritten public offering of $7,000,000 to $10,000,000 of the Company's common stock. According to the terms of the Convertible Note Agreements, the principal amount of the Convertible Notes will


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be repaid out of the proceeds of the public offering. There can be no assurance that the Underwritten Offering will be consummated.


Delete first paragraph on Page 42, and replace such with the following:

         While the Company's operating plan seeks to minimize the Company's capital requirements, commercialization of the Company's battery technology will require substantial amounts of additional capital. The Company has thus far successfully raised approximately $8.9 million through the private sale of its securities including $1.75 million from the sale of Convertible Notes in October 1996. There can be no assurances that the incremental capital needed for attaining commercial viability of the Company's battery technology will be obtained (which the Company currently estimates at approximately $25 million). The Company has received a commitment letter for an Underwritten Offering of between $7 million and $10 million of the Company's common stock. There can be no assurance that the Underwritten Offering will be consummated. Of the proceeds of the Underwritten Offering, pursuant to the terms of the Convertible Note Agreements, $1.75 million will be used to repay the Convertible Notes which were issued in October 1996. This amount will not satisfy the Company's entire cash needs. Accordingly, if the Company is unable to raise sufficient additional capital, it will be forced to curtail research and development expenditures which, in turn, will delay, and could prevent, the completion of the commercialization process. See "Management's Discussion and Analysis -- Liquidity, Capital Resource, and Financial Conditions."



           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 25, 1996




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